UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 26, 2021

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices )

646-905-0931

(Issuer’s telephone number, including area code)

Landa Series 115 Sardis Street membership interests; Landa Series 1394 Oakview Circle membership interests; Landa Series 1701 Summerwoods Lane membership interests; Landa Series 1741 Park Lane membership interests; Landa Series 209 Timber Wolf Trail membership interests; Landa Series 2505 Oak Circle membership interests; Landa Series 271 Timber Wolf Trail membership interests; Landa Series 29 Holly Grove Road membership interests.

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

On July 26, 2021, Landa Holdings, Inc. (the “Manager”), on behalf of Landa App LLC - 1741 Park Lane Griffin GA LLC (the “Series”), declared a cash distribution (the “Distribution Amount”) for the Series for the period between July 1, 2021 to July 31, 2021 in the amount set forth in the table below. The Distribution Amount is scheduled to be paid to the holders of membership interests in the Series (“Shares”) on or before August 15, 2021.

The Distribution Amount was calculated based on unaudited results of operations and cash flows of the Series for the prior month, including actual net income (which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles), adjusted for the expected economics of the refinance note issued by the Company to the Manager on July 1, 2021 (the “Refinance Note”), and an anticipated monthly reserve, and with each Share having a 1/10,000th interest in the Distribution Amount, as set forth in the table below.

	June 1 to June 30, 2021 Actual (Unaudited)	Pro Forma Adjustments	June 1 to June 30, 2021 Pro Forma
Gross Monthly Rent	$725.00	$0.00	$725.00
Property Taxes	$(143.99)	$0.00	$(143.99)
Insurance	$(37.75)	$0.00	$(37.75)
Management Fee(1)	$(58.00)	$0.00	$(58.00)
Homeowners’ Association Expenses	$0.00	$0.00	$0.00
Mortgage & Debt (2)	$0.00	$(241.35)	$(241.35)
Repairs and Maintenance	$0.00	$0.00	$0.00
Depreciation	$(318.97)	$0.00	$(318.97)
Total Expenses	$(558.71)	$(241.35)	$(800.06)
Net Income	$166.29	$(241.35)	$(75.06)
Add: Non-Cash Expenses	$318.97	$0.00	$318.97
Cash Available for Distribution before Reserve	$485.26	$(241.35)	$243.91
Less: Monthly Reserves (3)	$0	$(50.75)	$(50.75)
Cash Available for Distribution	$485.26	$(292.10)	$193.16
Distribution Amount per Share			$0.01931638

(1)	The monthly management fee payable by the Series is 8% of its gross monthly rent.

(2)	Represents a pro forma adjustment for the monthly interest expense owed by the Series under its Refinance Note issued on July 1, 2021.

(3)	Represents a pro forma adjustment for an anticipated monthly reserve of 7% of the Series’ gross monthly rent.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021	LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2